Contact

+33 6 20 43 38 91 (Mobile)

www.linkedin.com/in/francklahaye
(LinkedIn)
www.airthium.com (Company)

Top Skills

Satellite Communications

Satellite

Broadcast

Languages

English

German

Franck Lahaye

Co-Founder at Airthium.
Austin, Texas, United States

Summary

I am the co-founder at Airthium, a company who's mission is to decarbonize the industry and the electrical grid.

We make a breakthrough electric heat engine capable of producing CO_2-free heat up to 1000F (550C), cheaper than natural gas. We target 3% of the world's CO_2 emissions.

We are recruiting exceptional mechanical engineers!

Experience

Airthium
Co-Founder
2017 - Present (7 years)
Paris Area, France

Airthium is a Y Combinator funded company with offices in Austin (TX) and Paris, France.

Meteor Trading
Director
May 2014 - 2017 (3 years)
London, United Kingdom

OU and FT satellite services.
I design robust solutions for media and network customers (fiber, satellites, managed services or raw bandwidth).

Intelsat
5 years 1 month

Sales Director, OU & Media services EMEA
2013 - April 2014 (1 year)
London, United Kingdom

Intelsat is the largest commercial satellites operator in the world with more than 50 satellites.

Youngest employee in the sales team (70 sales worldwide), I successfully managed large accounts across the EMEA region by developing strong business relationships with major media customers (SIS Live, Globecast, Arqiva, Eurovision...).

Sales Representative, Media services EMEA
April 2009 - 2013 (4 years)
London

Intelsat is the largest commercial satellites operator in the world with 50+ satellites.

Enomatic Southeast USA
Sales/Project Coordinator
June 2007 - August 2008 (1 year 3 months)
Greater Atlanta Area

1 year as project coordinator/sales in Atlanta, GA. In a small team (3 persons, 24 years old in average), we successfully managed the sales, procurement and installation of high-end wine serving systems for an average of $40,000 per order in 17 states. We were on our way for an annual turnover of $3 millions after only 4 years as a US South East distributor. Enomatic International awarded our team the "2008 Distributor of the year - Best Customer service".

TeamTO
Marketing intern
June 2006 - August 2006 (3 months)

Education

Y Combinator
 · (2017 - 2017)

ICN Business School
Master, Entrepreneurship · (2005 - 2009)